

SECU ISSION

07003090


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
186
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AC Trading, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8502 E. Chapman Ave #605
(No. and Street)

Orange (City) CA (State) 92869 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tim Coons, CPA
(Name – *if individual, state last, first, middle name*)

4241 Jutland Dr #304A (Address) San Diego (City) CA (State) 92117 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Valerie Barber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AC Trading, Inc, as of 2/26, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



MICHAEL J. TOMASELLO
COMM. #1687579
Notary Public-California
ORANGE COUNTY
My Comm. Exp. Aug 13, 2010

This report ** contains (check all applicable boxes):

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AC Trading, Inc.

17621 Irvine Blvd., Suite 104
Tustin, California 92780

February 23, 2007

Timothy A Coons, CPA
4241 Jutland Drive, Suite 304A
San Diego, California 92117

Dear Mr. Coons:

In connection with your examination of the financial statements of AC Trading, Inc. for the year ended December 31, 2006 please be advised that the following constitute all of the meetings of directors and shareholders during that year:

Meeting of	Regular/Special	Date
Directors	Regular	3/15/06
Shareholders	Regular	3/15/06
Directors	Regular	
Shareholders	Regular	

Very truly yours,

AC Trading, Inc.



By: ____________________
Valarie Barber, President

AC Trading, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-302-8284

To the stockholder of
AC Trading, Inc.

I have audited the accompanying statement of financial condition of AC Trading, Inc. (a California Corporation) as of December 31, 2006, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2006. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.C. Trading, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2006, presents fairly, in all material aspects the information set forth therein.



Timothy A Coons, CPA

San Diego, California, USA
February 23, 2007

AC Trading, Inc.

Statement of Financial Condition
December 31, 2006

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 64,697	$ -	$ 64,697
Accounts Receivable	$ 34,560	$ -	$ 34,560
Total Assets	$ 99,257	$ -	$ 99,257

LIABILITIES AND EQUITY

Liabilities:	
Due Related Company	$ 45,370
Accounts Payable	2,064
Total Liabilities	47,434
Stockholder's Equity	
Capital Stock	2,000
Added Paid in Capital	20,549
Retained Earnings (Deficit)	29,274
Total Stockholder's Equity	51,823
Total Liabilities and Equity	$99,297

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Income (Loss)
For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 364,565
Other Revenues	502
Total Revenues	365,067
Costs and Expenses:	
Management Fees	359,006
Regulatory Fees	1,025
Service Charges	156
Licenses and Permits	250
Professional Fees	2,574
Total Costs and Expenses	363,011
Net Income (Loss) Before Taxes	2,056
Taxes	877
Net Income (Loss) for the Year	$ 1,179

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	1,000 Shares of Common Stock	Added Paid in Capital	(Deficit) Retained Earnings
Balances, December 31, 2005	$ 2,000	$20,549	$ 28,095
Net Income (Loss) for the Year			1,179
Balances, December 31, 2006	$ 2,000	$ 20,549	$ 29,274

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flow from Operating Activities-	
Net Income (Loss) for the Year	$ 1,179
Add (Deduct) –	
Increase in accounts receivable	(11,964)
Increase in due related company	16,370
Decrease in accounts payable	(6,637)
Net Cash Provided (Used) by Operating Activities	(1,052)
Cash Balance, December 31, 2005	$ 65,750
Cash Balance, December 31, 2006	$ 64,697

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Schedule I
Computation of Net Capital
December 31, 2006

Net Capital – Stockholder's Equity	$ 51,823
Additions (Deductions) from Equity Non-allowable assets	(-)
Net Capital	$ 51,823

Schedule II
Computation of Net Capital Requirement
December 31, 2006

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$ 3,164
Minimum Dollar Requirement	5,000
Excess Net Capital	46,823
Excess Net Capital @ 1000%(Net Cap-10%A.I.)	47,080

Schedule III
Computation of Aggregate Indebtedness
December 31, 2005

Total aggregated indebtedness from liabilities From financial condition	$ 47,434
Ratio of aggregated indebtedness to net capital	91.5%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2006.

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Notes to Financial Statements
December 31, 2006

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with Merryl Lynch for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $51,823, which is $46,823 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2006.

Initial unaudited net capital	$51,823
Audited net capital	$51,823

Note 3: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net income per share on the 1,000 shares of common stock outstanding during 2006 was $1.18.

Note 4: Exemption for Computing Reserve Requirement and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2005 as per the Security and Exchange Commission Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-302-8284

To the Stockholder and Board of Directors
AC Trading, Inc.

I have examined the financial statements of AC Trading, Inc. (a California corporation) as of December 31, 2006 and have issued an auditor's report thereon dated February 23, 2007.

As part of that examination, I made a study and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors and, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under U.S. generally accepted auditing standards and Rule 17a-5, the purposes of such a study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2006 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during that period, disclosed no weaknesses that I consider to be material.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.



Timothy A Coons, CPA

San Diego, California USA
February 23, 2007

AC Trading, Inc.

17621 Irvine Blvd., Suite 104
Tustin, California 92780

February 23, 2007

Timothy A Coons, CPA
4241 Jutland Drive, Suite 304A
San Diego, CA 92117

Dear Mr. Coons:

In connection with your examination of the statement of financial condition of AC Trading, Inc. as of December 31, 2006 and the related statements of income (loss), stockholder's equity, cash flows and computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness all as of December 31, 2006 for the purpose of expressing an opinion as to whether or not the financial statements referred to above present fairly the financial position of AC Trading, Inc. in conformity with U.S. generally accepted accounting principles, we confirm to the best of our knowledge and belief, the following representations made to you during the course of your examination:

1. We are responsible for the fair presentation in the financial statements of financial condition, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

2. We have made available to all –

   a. Financial records and related data.
   b. Minutes of the stockholder, directors or committees of directors or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no –
   a. Irregularities involving management or other employees who have significant roles in the system if internal controls.
   b. Irregularities involving employees that could have a material effect on the financial statements.
   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

4. We have no plans or intentions that may materially effect the carrying value or classification of assets or liabilities.

5. The following have been properly recorded or disclosed in the financial statements –

   a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
   b. Capital Stock repurchase options or agreements or capital stock reserved for options, warrants, conversations or other requirements.
   c. Arrangements with financial institutions involving compensating balances, line-of-credit or similar agreements.
   d. Agreements to repurchase assets previously sold.

6. There are no –
   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
   b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.
   c. There are no unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5. The Company has not retained or engaged legal council, as there have been no legal matters pending or in process since or during the year ended December 31, 2006.

7. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

8. The company has satisfactory title to all owned assets and there are no liens or encumbrances or pledges on such assets that has not been recorded on the books and disclosed in the financial statements.

9. Provision has been made for any material loss to be sustained in the fulfillment of, or inability to fulfill, any sales commitments.

10. We have complied with all aspects of contractual agreements that have a material effect on the financial statements in the event of noncompliance.

11. No events have occurred to the balance sheet date that would require adjustments to, or disclosure in, the financial statements.

12. Subsequent to December 31, 2006 there have been no material losses arising from customer reneging or other disputed transactions.

Very truly yours,

AC Trading, Inc.



By: ______________________
Valarie Barber, President

END